8/17

051244

04045383

MEMORANDUM

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: IFC

COMPANY NAME: International

COMPANY ADDRESS:

COMPANY STATUS: ACTIVE A BRANCH:

FILE NO.: 83-5 FISCAL YEAR: 6-30-04

PROCESSED
B OCT 06 2004
THOMSON FINANCIAL

(03/94)

INTERNATIONAL FINANCE CORPORATION

Financial Statements
June 30, 2004

FINANCIAL STATEMENTS

June 30, 2004

Contents

INTERNATIONAL FINANCE CORPORATION

BALANCE SHEET

as of June 30, 2004 and June 30, 2003

(US$ millions)

	2004	2003
Assets		
Due from banks	$ 74	$ 93
Time deposits	2,387	2,293
Trading securities – Note B	12,842	10,572
Securities purchased under resale agreements	3,094	4,046
Loans and equity investments disbursed and outstanding – Note C		
Loans	9,753	9,242
Equity investments	2,559	2,760
Total loans and equity investments	12,312	12,002
Less: Reserve against losses on loans and equity investments	(2,033)	(2,625)
Net loans and equity investments	10,279	9,377
Derivative assets	1,092	1,734
Receivables and other assets – Note H	2,593	3,428
Total assets	**$ 32,361**	**$ 31,543**
Liabilities and capital		
Liabilities		
Securities sold under repurchase agreements and payable for cash collateral received	$ 4,329	$ 3,053
Borrowings withdrawn and outstanding – Note I		
From market sources	16,157	17,181
From International Bank for Reconstruction and Development	97	134
Total borrowings	16,254	17,315
Derivative liabilities	1,549	1,264
Payables and other liabilities – Note J	2,447	3,122
Total liabilities	24,579	24,754
Capital		
Capital stock, authorized 2,450,000 shares of $1,000 par value each – Note K		
Subscribed	2,362	2,362
Less: Portion not yet paid	(1)	(2)
Total capital stock	2,361	2,360
Payments received on account of pending subscriptions	1	-
Accumulated other comprehensive income	2	4
Retained earnings	5,418	4,425
Total capital	7,782	6,789
Total liabilities and capital	**$ 32,361**	**$ 31,543**

The notes to financial statements are an integral part of these statements.

INCOME STATEMENT

for the three years ended June 30, 2004

(US$ millions)

	2004	2003	2002
Interest income			
Interest and financial fees from loans – Note C	$ 518	$ 477	$ 547
Interest from time deposits and securities – Note B	278	318	493
Total interest income	796	795	1,040
Interest expense			
Charges on borrowings – Note I	141	226	438
Total interest expense	141	226	438
Net interest income	655	569	602
Net (losses) gains on trading activities – Note B	(104)	157	31
Income from equity investments – Note E	584	195	428
Release of (provision for) losses on loans, equity investments and guarantees – Note C	177	(98)	(657)
Net income from loans, equity investments and trading activities	1,312	823	404
Noninterest income			
Service fees	41	51	40
Translation adjustments, net	7	8	(1)
Other income – Note L	34	34	43
Total noninterest income	82	93	82
Noninterest expense			
Administrative expenses – Notes S and T	360	332	327
Expense (income) from pension and other postretirement benefit plans – Note R	19	24	(31)
Contributions to special programs – Note M	29	28	22
Other expenses	4	4	7
Total noninterest expense	412	388	325
Operating income	982	528	161
Net gains (losses) on other financial instruments – Note N	11	(41)	54
Net income	$ 993	$ 487	$ 215

The notes to financial statements are an integral part of these statements.

STATEMENT OF COMPREHENSIVE INCOME

for the three years ended June 30, 2004

(US$ millions)

	2004	2003	2002
Net income	$ 993	$ 487	$ 215
Other comprehensive (loss) income			
Reclassification to net income of net interest accruals on swaps in cash flow hedging relationships at June 30, 2000	(2)	(2)	(6)
Total comprehensive income	$ 991	$ 485	$ 209

STATEMENT OF CHANGES IN CAPITAL

for the three years ended June 30, 2004

(US$ millions)

	Retained earnings						
	Undesignated	Designated for technical assistance and advisory services	Total	Accumulated other comprehensive income	Capital stock	Payments on account received of pending subscriptions	Total capital
At July 1, 2001	$ 3,723	$ -	$ 3,723	$ 12	$ 2,360	$ -	$ 6,095
Year ended June 30, 2002							
Net income	215		215				215
Other comprehensive income (loss)				(6)			(6)
At June 30, 2002	$ 3,938	$ -	$ 3,938	$ 6	$ 2,360	$ -	$ 6,304
Year ended June 30, 2003							
Net income	487		487				487
Other comprehensive income (loss)				(2)			(2)
At June 30, 2003	$ 4,425	$ -	$ 4,425	$ 4	$ 2,360	$ -	$ 6,789
Year ended June 30, 2004							
Net income	993		993				993
Other comprehensive income (loss)				(2)			(2)
Designations for technical assistance and advisory services - Note K	(225)	225	-				-
Payments received on account of pending subscriptions						1	1
Payments received for capital stock subscribed					1		1
At June 30, 2004	$ 5,193	$ 225	$ 5,418	$ 2	$ 2,361	$ 1	$ 7,782

The notes to financial statements are an integral part of these statements.

STATEMENT OF CASH FLOWS

for the three years ended June 30, 2004

(US$ millions)

	2004	2003	2002
Cash flows from loans and equity investment activities			
Loan disbursements	$ (2,684)	$ (2,646)	$ (1,250)
Equity disbursements	(468)	(313)	(285)
Loan repayments	1,935	1,402	1,350
Equity redemptions	4	5	23
Sales of loans and equity investments	975	271	638
Net cash (used in) provided by investing activities	**(238)**	**(1,281)**	**476**
Cash flows from financing activities			
Drawdown of borrowings	3,047	3,526	4,000
Repayment of borrowings	(3,136)	(3,796)	(3,109)
Capital subscriptions	1		
Net cash (used in) provided by financing activities	**(88)**	**(270)**	**891**
Cash flows from operating activities			
Net income	993	487	215
Adjustments to reconcile net income to net cash provided by operating activities:			
Realized capital gains on equity sales	(381)	(52)	(288)
(Release of) provision for losses on loans, equity investments and guarantees	(177)	98	657
Translation adjustments, net	(7)	(8)	1
Net (gains) losses on other financial instruments	(11)	41	(54)
Change in accrued income on loans, time deposits and securities	(228)	(278)	41
Change in payables and other liabilities	(330)	1,917	(810)
Change in receivables and other assets	412	(4,322)	317
Net cash provided by (used in) operating activities	**271**	**(2,117)**	**79**
Change in cash and cash equivalents	(55)	(3,668)	1,446
Effect of exchange rate changes on cash and cash equivalents	2,400	265	334
Net change in cash and cash equivalents	2,345	(3,403)	1,780
Beginning cash and cash equivalents	12,958	16,361	14,581
Ending cash and cash equivalents	**$ 15,303**	**$ 12,958**	**$ 16,361**
Composition of cash and cash equivalents			
Due from banks	$ 74	$ 93	$ 95
Time deposits	2,387	2,293	4,471
Securities held in trading portfolio	12,842	10,572	11,795
Total cash and cash equivalents	**$ 15,303**	**$ 12,958**	**$ 16,361**
Supplemental disclosure			
Change in ending balances resulting from exchange rate fluctuations:			
Loans outstanding	$ 83	$ 145	$ 92
Borrowings	(765)	(473)	(585)

The notes to financial statements are an integral part of these statements.

STATEMENT OF CAPITAL STOCK AND VOTING POWER

as of June 30, 2004

(US$ thousands)

Members	Capital stock		Voting power	
	Amount paid	Percent of total	Number of votes	Percent of total
Afghanistan	$ 111	*	361	0.02
Albania	1,302	0.06	1,552	0.06
Algeria	5,621	0.24	5,871	0.24
Angola	1,481	0.06	1,731	0.07
Antigua and Barbuda	13	*	263	0.01
Argentina	38,129	1.61	38,379	1.60
Armenia	992	0.04	1,242	0.05
Australia	47,329	2.00	47,579	1.98
Austria	19,741	0.84	19,991	0.83
Azerbaijan	2,367	0.10	2,617	0.11
Bahamas, The	335	0.01	585	0.02
Bahrain	1,746	0.07	1,996	0.08
Bangladesh	9,037	0.38	9,287	0.39
Barbados	361	0.02	611	0.03
Belarus	5,162	0.22	5,412	0.23
Belgium	50,610	2.14	50,860	2.11
Belize	101	*	351	0.01
Benin	119	0.01	369	0.02
Bhutan	720	0.03	970	0.04
Bolivia	1,902	0.08	2,152	0.09
Bosnia and Herzegovina	620	0.03	870	0.04
Botswana	113	*	363	0.02
Brazil	39,479	1.67	39,729	1.65
Bulgaria	4,867	0.21	5,117	0.21
Burkina Faso	836	0.04	1,086	0.05
Burundi	100	*	350	0.01
Cambodia	339	0.01	589	0.02
Cameroon	885	0.04	1,135	0.05
Canada	81,342	3.44	81,592	3.39
Cape Verde	15	*	265	0.01
Central African Republic	119	0.01	369	0.02
Chad	1,364	0.06	1,614	0.07
Chile	11,710	0.50	11,960	0.50
China	24,500	1.04	24,750	1.03
Colombia	12,606	0.53	12,856	0.53
Comoros	14	*	264	0.01
Congo, Dem. Rep. of	2,159	0.09	2,409	0.10
Congo, Republic of	131	0.01	381	0.02
Costa Rica	952	0.04	1,202	0.05
Côte d'Ivoire	3,544	0.15	3,794	0.16
Croatia	2,882	0.12	3,132	0.13
Cyprus	2,139	0.09	2,389	0.10
Czech Republic	8,913	0.38	9,163	0.38
Denmark	18,554	0.79	18,804	0.78
Djibouti	21	*	271	0.01
Dominica	42	*	292	0.01
Dominican Republic	1,187	0.05	1,437	0.06
Ecuador	2,161	0.09	2,411	0.10
Egypt, Arab Republic of	12,360	0.52	12,610	0.52
El Salvador	29	*	279	0.01
Equatorial Guinea	43	*	293	0.01
Eritrea	935	0.04	1,185	0.05
Estonia	1,434	0.06	1,684	0.07
Ethiopia	127	0.01	377	0.02
Fiji	287	0.01	537	0.02
Finland	15,697	0.66	15,947	0.66
France	121,015	5.12	121,265	5.04
Gabon	1,268	0.05	1,518	0.06
Gambia, The	94	*	344	0.01
Georgia	861	0.04	1,111	0.05
Germany	128,908	5.46	129,158	5.37
Ghana	5,071	0.21	5,321	0.22
Greece	6,898	0.29	7,148	0.30
Grenada	74	*	324	0.01
Guatemala	1,084	0.05	1,334	0.06
Guinea	339	0.01	589	0.02
Guinea-Bissau	18	*	268	0.01
Guyana	1,392	0.06	1,642	0.07
Haiti	822	0.03	1,072	0.04
Honduras	495	0.02	745	0.03
Hungary	10,932	0.46	11,182	0.46
Iceland	42	*	292	0.01
India	81,342	3.44	81,592	3.39
Indonesia	28,539	1.21	28,789	1.20
Iran, Islamic Republic of	1,444	0.06	1,694	0.07
Iraq	147	0.01	397	0.02
Ireland	1,290	0.05	1,540	0.06
Israel	2,135	0.09	2,385	0.10
Italy	81,342	3.44	81,592	3.39
Jamaica	4,282	0.18	4,532	0.19
Japan	141,174	5.98	141,424	5.88
Jordan	941	0.04	1,191	0.05
Kazakhstan	4,637	0.20	4,887	0.20
Kenya	4,041	0.17	4,291	0.18
Kiribati	12	*	262	0.01
Korea, Republic of	15,946	0.68	16,196	0.67
Kuwait	9,947	0.42	10,197	0.42
Kyrgyz Republic	1,720	0.07	1,970	0.08
Lao People's Dem. Rep.	278	0.01	528	0.02
Latvia	$ 2,150	0.09	2,400	0.10
Lebanon	135	0.01	385	0.02
Lesotho	71	*	321	0.01
Liberia	83	*	333	0.01
Libya	55	*	305	0.01
Lithuania	2,341	0.10	2,591	0.11
Luxembourg	2,139	0.09	2,389	0.10
Macedonia, FYR of	536	0.02	786	0.03
Madagascar	432	0.02	682	0.03
Malawi	1,822	0.08	2,072	0.09
Malaysia	15,222	0.64	15,472	0.64
Maldives	16	*	266	0.01
Mali	451	0.02	701	0.03
Marshall Islands	663	0.03	913	0.04
Mauritania	214	0.01	464	0.02
Mauritius	1,665	0.07	1,915	0.08
Mexico	27,589	1.17	27,839	1.16
Micronesia, Fed. States of.	744	0.03	994	0.04
Moldova	784	0.03	1,034	0.04
Mongolia	144	0.01	394	0.02
Morocco	9,037	0.38	9,287	0.39
Mozambique	322	0.01	572	0.02
Myanmar	666	0.03	916	0.04
Namibia	404	0.02	654	0.03
Nepal	822	0.03	1,072	0.04
Netherlands	56,131	2.38	56,381	2.34
New Zealand	3,583	0.15	3,833	0.16
Nicaragua	715	0.03	965	0.04
Niger	147	0.01	397	0.02
Nigeria	21,643	0.92	21,893	0.91
Norway	17,599	0.75	17,849	0.74
Oman	1,187	0.05	1,437	0.06
Pakistan	19,380	0.82	19,630	0.82
Palau	25	*	275	0.01
Panama	1,007	0.04	1,257	0.05
Papua New Guinea	1,147	0.05	1,397	0.06
Paraguay	436	0.02	686	0.03
Peru	6,898	0.29	7,148	0.30
Philippines	12,606	0.53	12,856	0.53
Poland	7,236	0.31	7,486	0.31
Portugal	8,324	0.35	8,574	0.36
Romania	2,661	0.11	2,911	0.12
Russian Federation	81,342	3.44	81,592	3.39
Rwanda	306	0.01	556	0.02
Saint Kitts and Nevis	638	0.03	888	0.04
St. Lucia	74	*	324	0.01
Samoa	35	*	285	0.01
Saudi Arabia	30,062	1.27	30,312	1.26
Senegal	2,299	0.10	2,549	0.11
Serbia and Montenegro	1,803	0.08	2,053	0.09
Seychelles	27	*	277	0.01
Sierra Leone	223	0.01	473	0.02
Singapore	177	0.01	427	0.02
Slovak Republic	4,457	0.19	4,707	0.20
Slovenia	1,585	0.07	1,835	0.08
Solomon Islands	37	*	287	0.01
Somalia	83	*	333	0.01
South Africa	15,948	0.68	16,198	0.67
Spain	37,026	1.57	37,276	1.55
Sri Lanka	7,135	0.30	7,385	0.31
Sudan	111	*	361	0.02
Swaziland	684	0.03	934	0.04
Sweden	26,876	1.14	27,126	1.13
Switzerland	41,580	1.76	41,830	1.74
Syrian Arab Republic	194	0.01	444	0.02
Tajikistan	1,212	0.05	1,462	0.06
Tanzania	1,003	0.04	1,253	0.05
Thailand	10,941	0.46	11,191	0.47
Togo	808	0.03	1,058	0.04
Tonga	34	*	284	0.01
Trinidad and Tobago	4,112	0.17	4,362	0.18
Tunisia	3,566	0.15	3,816	0.16
Turkey	14,545	0.62	14,795	0.62
Turkmenistan	810	0.03	1,060	0.04
Uganda	735	0.03	985	0.04
Ukraine	9,505	0.40	9,755	0.41
United Arab Emirates	4,033	0.17	4,283	0.18
United Kingdom	121,015	5.12	121,265	5.04
United States	569,379	24.11	569,629	23.68
Uruguay	3,569	0.15	3,819	0.16
Uzbekistan	3,873	0.16	4,123	0.17
Vanuatu	55	*	305	0.01
Venezuela, Rep. Boliv. de	27,588	1.17	27,838	1.16
Vietnam	446	0.02	696	0.03
Yemen, Republic of	715	0.03	965	0.04
Zambia	1,286	0.05	1,536	0.06
Zimbabwe	2,120	0.09	2,370	0.10
Total June 30, 2004	$ 2,361,499	100.00+	2,405,499	100.00+
Total June 30, 2003	$ 2,360,181	100.00+	2,403,931	100.00+

* Less than .005 percent.
\+ May differ from the sum of the individual percentages shown because of rounding.

The notes to financial statements are an integral part of these statements.

NOTES TO FINANCIAL STATEMENTS

PURPOSE

The International Finance Corporation (the Corporation), an international organization, was established in 1956 to further economic development in its member countries by encouraging the growth of private enterprise. The Corporation is a member of the World Bank Group, which also includes the International Bank for Reconstruction and Development (IBRD), the International Development Association, and the Multilateral Investment Guarantee Agency (MIGA). The Corporation's activities are closely coordinated with and complement the overall development objectives of the other World Bank Group institutions. The Corporation, together with private investors, assists in financing the establishment, improvement and expansion of private sector enterprises by making loans and equity investments where sufficient private capital is not otherwise available on reasonable terms. The Corporation's share capital is provided by its member countries. It raises most of the funds for its investment activities through the issuance of notes, bonds and other debt securities in the international capital markets. The Corporation also plays a catalytic role in mobilizing additional project funding from other investors and lenders, either through cofinancing or through loan syndications, underwritings and guarantees. In addition to project finance and resource mobilization, the Corporation offers an array of financial and technical advisory services to private businesses in the developing world to increase their chances of success. It also advises governments on how to create an environment hospitable to the growth of private enterprise and foreign investment.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES

The accounting and reporting policies of the Corporation conform with accounting principles generally accepted in the United States of America (US GAAP). On [August 3], 2004, the Board of Directors of the Corporation approved these financial statements for issue.

Financial statements presentation - Certain amounts in the prior years have been reclassified to conform to the current year's presentation.

Use of estimates - The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expense during the reporting periods. Actual results could differ from these estimates. A significant degree of judgment has been used in the determination of: the adequacy of the reserve against losses on loans and equity investments; estimated fair values of all derivative instruments and related financial instruments in qualifying hedging relationships; and net periodic pension income. There are inherent risks and uncertainties related to the Corporation's operations. The possibility exists that changing economic conditions could have an adverse effect on the financial position of the Corporation.

As part of the ongoing compliance with US Statement of Financial Accounting Standards (SFAS) No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended by SFAS No. 138, *Accounting for Certain Derivatives and Certain Hedging Relationships* (collectively SFAS No. 133), the Corporation uses internal models to determine the fair values of derivative and other financial instruments and the aggregate level of the reserve against losses on loans and equity investments. The Corporation undertakes continuous review and respecification of these models with the objective of refining its estimates, consistent with evolving best market practices. Changes in estimates resulting from refinements in the assumptions and methodologies incorporated in the models are reflected in net income in the period in which the enhanced models are first applied.

Translation of currencies - Assets and liabilities not denominated in United States dollars (US dollars or $), other than disbursed equity investments, are expressed in US dollars at the exchange rates prevailing at June 30, 2004 and June 30, 2003. Disbursed equity investments are expressed in US dollars at the prevailing exchange rates at the time of disbursement. Income and expenses are translated at the rates of exchange prevailing at the time of the transaction. Translation gains and losses are credited or charged to income.

Originated loans - The Corporation originates loans to facilitate project finance, restructuring, refinancing, corporate finance, and/or developmental impact. The Corporation may have loans and equity investments outstanding to the same investee company at any given time. Loans are recorded as assets when disbursed. Loans are carried at the principal amounts outstanding. Where loans are part of a designated hedging relationship employing derivative instruments, the carrying value is adjusted for changes in fair value attributable to the risk being hedged. These adjustments are reported in net gains and losses on other financial instruments in the income statement. It is the Corporation's practice to obtain collateral security such as, but not limited to, mortgages and third-party guarantees.

Equity investments - The Corporation invests in equities for current income, capital appreciation, developmental impact or all three; the Corporation does not take operational, controlling or strategic equity positions within its investee companies. The Corporation may have loans and equity investments outstanding to the same investee company at any given time. Equity investments are recorded as assets when disbursed, and are carried at cost. The Corporation enters into put and call option agreements in connection with equity investments; these are accounted for in accordance with SFAS No. 133.

Reserve against losses on loans and equity investments - The Corporation recognizes portfolio impairment in the balance sheet through the reserve against losses on loans and equity investments, recording a provision or release of provision for losses on loans and equity investments in net income on a quarterly basis, which increases or decreases the reserve against losses on loans and equity investments.

Management determines the aggregate level of the reserve against losses on loans and equity investments, taking into account established guidelines and its assessment of recent portfolio quality trends. The guidelines comprise simulation techniques, internal country risk ratings and the impairment potential of the portfolio based on the Corporation's historical portfolio write-off and loss reserve experience on mature investments.

The reserve against losses on loans and equity investments reflects estimates of both probable losses already identified and probable losses inherent in the portfolio but not specifically identifiable. The determination of identified probable losses represents management's judgment of the creditworthiness of the borrower or the value of the company invested in and is established through review of individual loans and equity

NOTES TO FINANCIAL STATEMENTS

investments undertaken on a quarterly basis. The Corporation considers a loan as impaired when, based on current information and events, it is probable that the Corporation will be unable to collect all amounts due according to the loan's contractual terms. A reserve against losses for an equity investment is established when a decrease in value of the equity investment has occurred which is considered other than temporary. Unidentified probable losses are the aggregate probable losses over a one-year risk horizon, in excess of identified probable losses. The risks inherent in the portfolio that are considered in determining unidentified probable losses are those proven to exist by past experience and include: country systemic risk; the risk of correlation or contagion of losses between markets; uninsured and uninsurable risks; nonperformance under guarantees and support agreements; and opacity of, or misrepresentation in, financial statements.

Loan and Equity investments are written-off when the Corporation has exhausted all possible means of recovery, by reducing the reserve against losses on loans and equity investments. Such reductions in the reserve are offset by recoveries associated with previously written-off loans and equity investments.

Revenue recognition on loans and equity investments - Interest income and commitment fees on loans are recorded as income on an accrual basis. All other fees are recorded as income when received in freely convertible currencies. The Corporation does not recognize income on loans where collectibility is in doubt or payments of interest or principal are past due more than 60 days unless management anticipates that collection of interest will occur in the near future. Any interest accrued on a loan placed in nonaccrual status is reversed out of income and is thereafter recognized as income only when the actual payment is received. Interest not previously recognized but capitalized as part of a debt restructuring is recorded as deferred income, included in the balance sheet in payables and other liabilities, and credited to income only when the related principal is received. Such capitalized interest is considered in the computation of the reserve against losses on loans and equity investments in the balance sheet.

Dividends and profit participations are recorded as income when received in freely convertible currencies. Realized capital gains on the sale or redemption of equity investments are measured against the average cost of the investments sold and are recorded as income when received in freely convertible currencies.

Certain equity investments, for which recovery of invested capital is uncertain, are accounted for under the cost recovery method, such that receipts of freely convertible currencies are first applied to recovery of invested capital and then to capital gains. The cost recovery method is principally applied to the Corporation's investment in its unincorporated oil and gas joint ventures.

Guarantees – The Corporation extends financial guarantee facilities to its clients to provide credit enhancement for their debt securities and trade obligations. Beginning in the year ended June 30, 2001, the Corporation began offering partial credit guarantees to clients covering, on a risk-sharing basis, client obligations on bonds and/or loans. Under the terms of the Corporation's guarantees, the Corporation agrees to assume responsibility for the client's financial obligations in the event of default by the client (i.e., failure to pay when payment is due). Guarantees are regarded as issued when the Corporation commits to the guarantee. This date is also the "inception" of the guarantee contract. Guarantees are regarded as outstanding when the underlying financial obligation of the client is incurred, and called when the Corporation's obligation under the guarantee has been invoked. There are two liabilities associated with the guarantees: (1) the stand-ready obligation to perform and (2) the contingent liability. The stand-ready obligation to perform is recognized at the commitment date unless a contingent liability exists at that time or is expected to exist in the near term. The contingent liability associated with the financial guarantees is recognized when it is probable the guarantee will be called and when the amount of guarantee called can be reasonably estimated. All liabilities associated with guarantees are included in payables and other liabilities, and the receivables are included in other assets on the balance sheet. When the guarantees are called, the amount disbursed is recorded as a new loan, and specific reserves are established, based on the estimated probable loss. These reserves are included in the reserve against losses on loans and equity investments on the balance sheet. Commitment fees on guarantees are recorded as income on an accrual basis.

Funding Mechanism for Technical Assistance and Advisory Services - In FY04, IFC established a funding mechanism for technical assistance and advisory services. The funding mechanism is used to finance the Corporation's technical assistance and advisory activities. Amounts designated for technical assistance and advisory services are determined based on the Corporation's annual operating income in excess of $150 million, and contemplating the financial capacity and priorities of the Corporation. Expenditures for the various approved technical assistance and advisory projects are recorded as expenses in the Corporation's income statement in the year in which they occur and have the effect of reducing retained earnings designated for technical assistance and advisory services.

During the year ended June 30, 2004, $225 million was designated for the funding mechanism for technical assistance and advisory services. There were no expenditures under the technical assistance and advisory services funding mechanism in the year ended June 30, 2004. As of June 30, 2004, the Board of Directors has approved $77 million in respect of proposed future technical assistance and advisory activities which are expected to be expended under the technical assistance and advisory services funding mechanism beginning in the years ending June 30, 2005 through June 30, 2009, including $43 million projected in the year ending June 30, 2005. Actual amounts expended may differ from projected amounts, both in terms of amounts and timing.

Liquid asset portfolio - The Corporation's liquid funds are invested in government and agency obligations, time deposits and asset-backed securities. Government and agency obligations include long and short positions in highly rated fixed rate bonds, notes, bills and other obligations issued or unconditionally guaranteed by governments of countries or other official entities including government agencies and instrumentalities or by multilateral organizations. The liquid asset portfolio, as defined by the Corporation and as detailed in note B, comprises: these time deposits and securities; related derivative instruments; securities purchased under resale agreements, securities sold under repurchase agreements and payable for cash collateral received; receivables from sales of securities and payables for purchases of securities; and related accrued income and charges.

Trading securities are carried at fair value with any changes in fair value reported in net gains and losses on trading activities. Interest on

NOTES TO FINANCIAL STATEMENTS

securities and amortization of premiums and accretion of discounts are reported in interest from time deposits and securities.

The Corporation classifies due from banks, time deposits and securities (collectively, cash and cash equivalents) as an element of liquidity in the statement of cash flows because they are readily convertible to known amounts of cash within 90 days.

Repurchase and resale agreements - Repurchase agreements are contracts under which a party sells securities and simultaneously agrees to repurchase the same securities at a specified future date at a fixed price. Resale agreements are contracts under which a party purchases securities and simultaneously agrees to resell the same securities at a specified future date at a fixed price.

It is the Corporation's policy to take possession of securities purchased under resale agreements, which are primarily liquid government securities. The market value of these securities is monitored and, within parameters defined in the agreements, additional collateral is obtained when their value declines. The Corporation also monitors its exposure with respect to securities sold under repurchase agreements and, in accordance with the terms of the agreements, requests the return of excess securities held by the counterparty when their value increases.

Repurchase and resale agreements are accounted for as collateralized financing transactions and recorded at the amount at which the securities were acquired or sold plus accrued interest. Securities purchased under resale agreements, securities sold under agreements to repurchase and securities payable for cash collateral received are recorded at fair value.

Borrowings - To diversify its access to funding and reduce its borrowing costs, the Corporation borrows in a variety of currencies and uses a number of borrowing structures, including foreign exchange rate-linked, inverse floating rate and zero coupon notes. Generally, the Corporation simultaneously converts such borrowings into variable rate US dollar borrowings through the use of currency and interest rate swap transactions. Under certain outstanding borrowing agreements, the Corporation is not permitted to mortgage or allow a lien to be placed on its assets (other than purchase money security interests) without extending equivalent security to the holders of such borrowings.

Borrowings are recorded at the amount repayable at maturity, adjusted for unamortized premium and unaccreted discount. Where borrowings are part of a designated hedging relationship employing derivative instruments, the carrying amount is adjusted for changes in fair value attributable to the risk being hedged. Adjustments for changes in fair value attributable to hedged risks are reported in net gains and losses on other financial instruments in the income statement. Interest on borrowings and amortization of premiums and accretion of discounts are reported in charges on borrowings.

Risk management, derivative instruments and hedge accounting - The Corporation enters into transactions in various derivative instruments for financial risk management purposes in connection with its principal business activities, including lending, client risk management, borrowing, liquid asset portfolio management and asset and liability management. The Corporation does not use derivatives for speculative, marketing or merchandising purposes.

All derivative instruments are recorded on the balance sheet at fair value as derivative assets or derivative liabilities. Where they are not clearly and closely related to the host contract, certain derivative instruments embedded in loans, equity investments and market borrowing transactions entered into on or after January 1, 1999 are bifurcated from the host contract and recorded at fair value as derivative assets and liabilities. The value at inception of such embedded derivatives is excluded from the carrying value of the host contracts on the balance sheet. Changes in fair values of derivative instruments used in liquid asset portfolio management activities are recorded in net gains and losses on trading activities. Changes in fair values of derivative instruments other than those used in liquid asset portfolio management activities are recorded in other unrealized gains and losses on financial instruments.

Subject to certain specific qualifying conditions in SFAS No. 133, a derivative instrument may be designated either as a hedge of the fair value of an asset or liability (fair value hedge), or as a hedge of the variability of cash flows of an asset or liability or forecasted transaction (cash flow hedge). For a derivative instrument qualifying as a fair value hedge, fair value gains or losses on the derivative instrument are reported in net income, together with offsetting fair value gains or losses on the hedged item that are attributable to the risk being hedged. For a derivative instrument qualifying as a cash flow hedge, fair value gains or losses associated with the risk being hedged are reported in other comprehensive income and released to net income in the period(s) in which the effect on net income of the hedged item is recorded. Fair value gains and losses on a derivative instrument not qualifying as a hedge are reported in net income.

The Corporation has designated certain hedging relationships in its borrowing and lending activities as fair value hedges. The Corporation generally matches the terms of its derivatives with the terms of the specific underlying financial instruments hedged, in terms of currencies, maturity dates, reset dates, interest rates and other features. However, the valuation methodologies applied to the derivative and the hedged financial instrument, as prescribed by SFAS No. 133, may differ. The resulting ineffectiveness calculated for such relationships is recorded in net gains and losses on other financial instruments in the income statement.

The Corporation has not designated any hedging relationships as cash flow hedges.

The risk management policy for each of the Corporation's principal business activities and the accounting policies particular to them are described below.

Lending activities The Corporation's policy is to closely match the currency, rate basis and maturity of its loans and borrowings. Derivative instruments are used to convert the cash flows from fixed rate US dollar or non-US dollar loans into variable rate US dollars. The impact on net income of changes in fair value of interest rate swaps qualifying for the shortcut method under SFAS No. 133 is exactly offset by a corresponding adjustment to the fair value of the related loans. The Corporation has elected not to designate hedging relationships for all other lending-related derivatives that do not qualify for the shortcut method.

NOTES TO FINANCIAL STATEMENTS

Client risk management activities The Corporation enters into derivatives transactions with its clients to help them hedge their own currency, interest rate or commodity risk, which, in turn, improves the overall quality of the Corporation's loan portfolio. To hedge the market risks that arise from these transactions with clients, the Corporation enters into offsetting derivative transactions with matching terms with authorized market counterparties. Changes in fair value of all derivatives associated with these activities are reflected currently in net income. Though hedge accounting is not applicable to these activities, the matching of terms between the offsetting transactions minimizes the impact on net income. Fees and spreads charged on these transactions are recorded as income on an accrual basis.

Borrowing activities The Corporation issues debt securities in various capital markets with the objectives of minimizing its borrowing costs, diversifying funding sources, and developing member countries' capital markets, sometimes using complex structures. These structures include borrowings payable in multiple currencies, or borrowings with principal and/or interest determined by reference to a specified index such as a stock market index, a reference interest rate, a commodity index, or one or more foreign exchange rates. The Corporation uses derivative instruments with matching terms, primarily currency and interest rate swaps, to convert such borrowings into variable rate US dollar obligations, consistent with the Corporation's matched funding policy. The Corporation has designated the majority of derivatives associated with borrowing activities as fair value hedges of the underlying borrowings. There are a small number of cash flow-like hedging transactions for which no hedge relationship has been designated.

Liquid asset portfolio management activities The Corporation manages the interest rate, currency and other market risks associated with certain of the time deposits and securities in its liquid asset portfolio by entering into derivative transactions to convert the cash flows from those instruments into variable rate US dollars, consistent with the Corporation's matched funding policy. The derivative instruments used include short-term, over-the-counter foreign exchange forwards (covered forwards), interest rate and currency swaps, and exchange-traded interest rate futures and options. As the entire liquid asset portfolio is classified as a trading portfolio, all securities (including derivatives) are carried at fair value, and no hedging relationships have been designated.

Asset and liability management In addition to the risk managed in the context of its business activities detailed above, the Corporation faces residual market risk in its overall asset and liability management. Residual currency risk is managed by monitoring the aggregate position in each lending currency and eliminating the net excess asset or liability position through spot sales or purchases. Interest rate risk due to reset date mismatches is reduced by synchronizing the reset dates on assets and liabilities and managing overall interest rate risk on an aggregate basis. Interest rate risk arising from mismatches due to writedowns, prepayments and reschedulings, and residual reset date mismatches, is monitored by measuring the sensitivity of the present value of assets and liabilities in each currency to each basis point change in interest rates.

The Corporation monitors the credit risk associated with these activities by careful assessment and monitoring of prospective and actual clients and counterparties. In respect of liquid assets and derivatives transactions, credit risk is managed by establishing exposure limits based on the credit rating and size of the individual counterparty. In addition, the Corporation has entered into master agreements governing derivative transactions that contain close-out and netting provisions and collateral arrangements. Under these agreements, if the Corporation's credit exposure to a counterparty, on a mark-to-market basis, exceeds a specified level, the counterparty must post collateral to cover the excess, generally in the form of liquid government securities.

Resource mobilization - The Corporation mobilizes funds from commercial banks and other financial institutions (Participants) by facilitating loan participations, without recourse. These loan participations are administered and serviced by the Corporation on behalf of the Participants. The disbursed and outstanding balances of the loan participations are not included in the Corporation's balance sheet.

Pension and other postretirement benefits - IBRD has a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of its staff members as well as the staff of the Corporation and of MIGA.

The SRP provides regular pension benefits and includes a cash balance plan. The RSBP provides certain health and life insurance benefits to eligible retirees. The PEBP provides pension benefits administered outside the SRP. All costs associated with these plans are allocated between IBRD, the Corporation, and MIGA based upon their employees' respective participation in the plans. In addition, the Corporation and MIGA reimburse IBRD for their share of any contributions made to these plans by IBRD.

The net periodic pension and other postretirement benefit income or expense allocated to the Corporation is included in income from (contributions to) Staff Retirement Plan and cost of (income from) other postretirement benefits, respectively, in the income statement. The Corporation includes a receivable from IBRD in receivables and other assets, representing prepaid pension and other postretirement benefit costs.

Accounting and financial reporting developments - On January 17, 2003, FASB issued FASB Interpretation No. 46, *Consolidation of Variable Interest Entities – an interpretation of ARB No. 51 (FIN 46)*. During December 2003, FASB replaced FIN 46 with FASB Interpretation No. 46, *Consolidation of Variable Interest Entities – an interpretation of ARB No. 51 (FIN 46R)*. FIN 46 and FIN 46R define certain "variable interest entities" (VIEs) and require parties to such entities to assess and measure variable interests in the VIEs for the purpose of determining possible consolidation of the VIEs. Enterprises are required to apply the provisions of FIN 46 to VIEs created after January 31, 2003. Entities with an interest in an entity that is subject to FIN 46R and that is created after December 31, 2003 are required to apply the provisions of FIN 46R to that entity immediately. Nonpublic entities are required to apply the provisions of FIN 46R to all entities that are subject to FIN 46R by the beginning of the first annual period beginning after December 15, 2004. IFC applied FIN 46 to entities created after January 31, 2003 and applied FIN 46R to entities created after December 31, 2003. As a result of its analysis, IFC did not identify any material variable interests in VIEs created after January 31, 2003, and accordingly, no such entities have been consolidated into IFC's financial statements. Pursuant to the requirements for nonpublic entities (nonpublic entities as defined in SFAS No. 123, *Accounting for Stock-Based Compensation)*, IFC is required to apply the provisions of FIN 46R to entities created before January 31, 2003 in its financial statements for the year ending June 30, 2006.

NOTES TO FINANCIAL STATEMENTS

During the year ended June 30, 2003, FASB issued Statement of Financial Accounting Standards No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities.* SFAS No. 149 codifies certain implementation decisions previously issued by the Derivatives Implementation Group and addresses additional implementation issues relating to the definition of a derivative. The Standard also clarifies the definition of a financial guarantee to conform with FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.* SFAS No. 149 was effective for the Corporation on July 1, 2003 (FY04), and had no material impact on the financial position or results of operations for the Corporation.

During the year ended June 30, 2003, FASB issued Statement of Financial Accounting Standards No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.* SFAS No. 150 clarifies how the issuer classifies and measures certain financial instruments with characteristics of both liabilities and equities and is expected to lead to an increase in the number of quasi-debt/quasi-equity instruments issued being classified as liabilities on the issuer's balance sheet. SFAS No. 150 was effective for the Corporation on July 1, 2003 (FY04), and had no material impact on either the financial position or the results of operations of the Corporation.

In March 2004, FASB ratified the consensus reached by the Emerging Issues Task Force (EITF) on Issue No. 03-1, *The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments.* EITF 03-1 was issued to clarify the meaning of "other-than-temporary impairment" and its application to investments classified as either available-for-sale or held-to-maturity under Statement of Financial Accounting Standards No. 115, *Accounting for Certain Investments in Debt and Equity Securities* (including individual securities and investments in mutual funds), and investments accounted for under the cost method. The guidance in EITF 03-1 is effective for reporting periods beginning after June 15, 2004, and the disclosures for investments held at cost are required for fiscal years ending after June 15, 2004. The Corporation has assessed the impact of EITF 03-1 on its investments held at cost and has determined that EITF 03-1 will have no material impact on either the financial position or the results of operations of the Corporation.

In addition, during the year ended June 30, 2004, FASB issued and/or approved various FASB Staff Positions, EITF Issues Notes, and other interpretative guidance related to Statements of Financial Accounting Standards and APB Opinions. The Corporation analyzed and impounded the new guidance, as appropriate, with no material impact on either the financial position or results of operations of the Corporation.

NOTES TO FINANCIAL STATEMENTS

NOTE B – LIQUID ASSET PORTFOLIO

The composition of the Corporation's liquid asset portfolio is as follows (US$ millions):

	June 30, 2004	June 30, 2003
Assets		
Due from banks	$ 39	$ 53
Time deposits	2,375	2,293
Trading securities	12,842	10,572
Securities purchased under resale agreements	3,094	4,046
Receivables and other assets:		
Receivables from sales of securities	813	1,889
Accrued interest income on time deposits and securities	665	431
Accrued income on derivative instruments	24	15
Derivative assets	93	64
Total assets	19,945	19,363
Liabilities		
Payables and other liabilities:		
Payables for purchases of securities	1,733	2,388
Accrued charges on derivative instruments	112	96
Securities sold under repurchase agreements and payable for cash collateral received	4,329	3,053
Derivative liabilities	716	874
Total liabilities	6,890	6,411
Total net liquid asset portfolio	$ 13,055	$ 12,952

The liquid asset portfolio is denominated primarily in US dollars; investments in other currencies, net of the effect of associated derivative instruments that convert non-US dollar securities into US dollar securities, represent less than 1% of the portfolio at June 30, 2004 (less than 1% - June 30, 2003). The annualized rate of return on the trading portfolio during the year ended June 30, 2004, was 1.4 % (3.7% - year ended June 30, 2003; 4.1% - year ended June 30, 2002). After the effect of associated derivative instruments, the liquid asset portfolio generally reprices within one year.

Trading securities

The composition of trading securities is as follows:

	Year ended June 30, 2004	At June 30, 2004		
	Fair value average daily balance (US$ millions)	Fair value (US$ millions)	Average maturity (years)	Average yield (%)
Government and agency obligations	$ 5,208	$ 6,996	4.8	3.9
Asset-backed securities	2,785	2,767	14.6	1.7
Corporate securities	3,121	2,956	3.3	4.4
Money market funds	124	123	-	1.3
Total trading securities	$ 11,238	$ 12,842		

	Year ended June 30, 2003	At June 30, 2003		
	Fair value average daily balance (US$ millions)	Fair value (US$ millions)	Average maturity (years)	Average yield (%)
Government and agency obligations	$ 4,693	$ 4,296	5.4	4.2
Asset-backed securities	2,565	2,894	16.7	1.9
Corporate securities	3,010	3,242	3.4	4.7
Money market funds	140	140	-	1.2
Total trading securities	$ 10,408	$ 10,572		

The expected maturity of the asset-backed securities will differ from the contractual maturity, as reported above, due to prepayment features.

NOTES TO FINANCIAL STATEMENTS

Liquid asset portfolio income

Income from the liquid asset trading portfolio for the years ended June 30, 2004, 2003 and 2002 comprises (US$ millions):

	2004	2003	2002
Interest income	$ 278	$ 318	$ 493
Net (losses) gains on trading activities:			
Realized	(38)	131	45
Unrealized	(66)	26	(14)
Net (losses) gains on trading activities	(104)	157	31
Translation adjustments	3	-	-
Total income from liquid asset portfolio	**$ 177**	**$ 475**	**$ 524**

Collateral

The estimated fair value of securities held by the Corporation at June 30, 2004 as collateral, in connection with derivatives transactions and purchase and resale agreements, that may be sold or repledged was $3,101 million ($4,500 million - June 30, 2003).

NOTE C – LOANS AND EQUITY INVESTMENTS AND RESERVE AGAINST LOSSES

The distribution of the disbursed portfolio by sector is as follows (US$ millions):

	June 30, 2004			June 30, 2003		
	Loans	Equity investments	Total	Loans	Equity investments	Total
Finance and insurance	$ 2,190	$ 790	$ 2,980	$ 1,870	$ 794	$ 2,664
Utilities	1,188	134	1,322	1,183	110	1,293
Oil, gas and mining	684	137	821	549	150	699
Transportation and warehousing	626	117	743	636	170	806
Industrial and consumer products	637	86	723	537	90	627
Food and beverages	625	67	692	731	115	846
Information	505	184	689	483	181	664
Collective investment vehicles	52	585	637	13	550	563
Nonmetallic mineral product manufacturing	539	69	608	590	106	696
Primary metals	524	36	560	566	97	663
Chemicals	465	63	528	536	85	621
Accommodation and tourism services	313	64	377	306	61	367
Wholesale and retail trade	301	40	341	259	26	285
Paper and pulp	280	37	317	215	66	281
Textiles, apparel and leather	220	38	258	250	54	304
Agriculture and forestry	201	31	232	163	19	182
Health care	116	17	133	99	20	119
Plastics and rubber	64	41	105	65	39	104
Other	210	21	231	178	27	205
Total disbursed portfolio	**9,740**	**2,557**	**12,297**	**9,229**	**2,760**	**11,989**
Fair value adjustments	13	2	15	13	-	13
Carrying value of loans and equity investments	**$ 9,753**	**$ 2,559**	**$ 12,312**	**$ 9,242**	**$ 2,760**	**$ 12,002**

The distribution of the disbursed loan and equity investment portfolio by geographical region is as follows (US$ millions):

	June 30, 2004			June 30, 2003		
	Loans	Equity investments	Total	Loans	Equity investments	Total
Latin America and Caribbean	$ 3,957	$ 741	$ 4,698	$ 4,030	$ 907	$ 4,937
Europe and Central Asia	2,560	423	2,983	2,089	429	2,518
Asia	1,724	917	2,641	1,730	948	2,678
Sub-Saharan Africa	737	292	1,029	697	256	953
Middle East and North Africa	678	140	818	683	194	877
Other	84	44	128	-	26	26
Total disbursed portfolio	**9,740**	**2,557**	**12,297**	**9,229**	**2,760**	**11,989**
Fair value adjustments	13	2	15	13	-	13
Carrying value of loans and equity investments	**$ 9,753**	**$ 2,559**	**$ 12,312**	**$ 9,242**	**$ 2,760**	**$ 12,002**

At June 30, 2004, 21% (20% - June 30, 2003) of the disbursed loan portfolio consisted of fixed rate loans, while the remainder was at variable rates.

NOTES TO FINANCIAL STATEMENTS

Loan portfolio

The currency composition and average yield of the disbursed loan portfolio are summarized below:

	June 30, 2004		June 30, 2003	
	Amount (US $ millions)	Average yield (%)	Amount (US $ million)	Average yield (%)
US dollar	$ 8,286	5.1	$ 7,977	5.0
Euro	984	5.6	907	5.9
Other currencies	470	8.7	345	8.5
Total disbursed loan portfolio	**9,740**	**5.3**	**9,229**	**5.2**
Fair value adjustments	13		13	
Carrying value of loans	**$ 9,753**		**$ 9,242**	

After the effect of interest rate and currency swaps, the Corporation's loans are principally denominated in US dollars.

Disbursed loans in all currencies are repayable during the years ending June 30, 2005 through June 30, 2009, and thereafter, as follows (US$ millions):

	2005	2006	2007	2008	2009	Thereafter	Total
Fixed rate loans	$ 540	$ 338	$ 245	$ 205	$ 214	$ 468	$ 2,010
Variable rate loans	1,580	1,094	1,099	980	883	2,094	7,730
Total disbursed loan portfolio	**$ 2,120**	**$ 1,432**	**$ 1,344**	**$ 1,185**	**$ 1,097**	**$ 2,562**	**9,740**
Fair value adjustments							13
Carrying value of loans							**$ 9,753**

The Corporation's disbursed variable rate loans generally reprice within one year.

Loans on which the accrual of interest has been discontinued amounted to $1,121 million at June 30, 2004 ($1,543 million - June 30, 2003). Interest income not recognized on nonaccruing loans during the year ended June 30, 2004 totaled $82 million ($82 million - year ended June 30, 2003; $106 million - year ended June 30, 2002). Interest collected on loans in nonaccrual status, related to current and prior years, during the year ended June 30, 2004 was $54 million ($40 million - year ended June 30, 2003; $39 million - year ended June 30, 2002). The average recorded investment in impaired loans during the year ended June 30, 2004, was $2,114 million ($2,543 million - year ended June 30, 2003). The recorded investment in impaired loans at June 30, 2004 was $1,781 million ($2,446 million - June 30, 2003).

Reserve against losses on loans and equity investments

Changes in the reserve against losses on loans and equity investments for the years ended June 30, 2004, 2003 and 2002 are summarized below (US$ millions):

	2004			2003			2002		
	Loans	Equity investments	Total	Loans	Equity investments	Total	Loans	Equity investments	Total
Beginning balance	$ 1,684	$ 941	$ 2,625	$ 1,758	$ 1,013	$ 2,771	$ 1,363	$ 850	$ 2,213
Provision for losses	(89)	(74)	(163)	47	50	97	373	268	641
Other adjustments	(228)	(201)	(429)	(121)	(122)	(243)	22	(105)	(83)
Ending balance	**$ 1,367**	**$ 666**	**$ 2,033**	**$ 1,684**	**$ 941**	**$ 2,625**	**$ 1,758**	**$ 1,013**	**$ 2,771**

Provision for losses on loans, equity investments and guarantees in the income statement for the year ended June 30, 2004 includes $14 million release in respect of guarantees ($1 million - year ended June 30, 2003; $16 million - year ended June 30, 2002). At June 30, 2004 the accumulated reserve for losses on guarantees, included in the balance sheet in payables and other liabilities, was $16 million ($30 million - June 30, 2003).

Other adjustments comprise loan and equity investment write-offs and recoveries, reserves against interest capitalized as part of a debt restructuring, and translation adjustments.

Interest and financial fees from loans

Interest and financial fees from loans for the years ended June 30, 2004, 2003 and 2002 comprise the following (US$ millions):

	2004	2003	2002
Interest income	$ 444	$ 414	$ 486
Commitment fees	15	18	11
Other financial fees	59	45	50
Total interest and financial fees from loans	**$ 518**	**$ 477**	**$ 547**

NOTES TO FINANCIAL STATEMENTS

NOTE D – GUARANTEES

Under the terms of the Corporation's guarantees, the Corporation agrees to assume responsibility for the client's financial obligations in the event of default by the client, where default is defined as failure to pay when payment is due. Guarantees entered into by the Corporation generally have maturities consistent with those of the loan portfolio. Guarantees signed at June 30, 2004 totaled $908 million ($1,080 million – June 30, 2003). Guarantees of $315 million that were outstanding at June 30, 2004 ($314 million – June 30, 2003), were not included in loans on the Corporation's Balance Sheet. The outstanding amount represents the maximum amount of undiscounted future payments that the Corporation could be required to make under these guarantees.

NOTE E – INCOME FROM EQUITY INVESTMENTS

Income from equity investments for the years ended June 30, 2004, 2003 and 2002 comprise the following (US$ millions):

	2004	2003	2002
Realized capital gains on equity sales	$ 381	$ 52	$ 288
Dividends and profit participations	207	147	141
Net gains (losses) on equity-related derivatives	(2)	(3)	-
Custody and other fees	(2)	(1)	(1)
Total income from equity investments	$ 584	$ 195	$ 428

Dividends and profit participations include $65 million ($61 million - year ended June 30, 2003 and $45 million - year ended June 30, 2002) of receipts received in freely convertible cash, net of cash disbursements, in respect of investments accounted for under the cost recovery method.

NOTE F – PROJECTS APPROVED AND COMMITTED BUT NOT DISBURSED OR UTILIZED

Projects approved by the Board of Directors not committed, loan and equity commitments signed but not yet disbursed, and guarantee and client risk management facilities signed but not yet utilized are summarized below (US$ millions):

	June 30, 2004	June 30, 2003
Projects approved but not committed:		
Loans	$ 1,753	$ 1,961
Equity investments	398	610
Guarantees	240	246
Client risk management facilities	26	54
Total projects approved but not committed	2,417	2,871
Projects committed but not disbursed:		
Loans	3,521	2,697
Equity investments	1,035	758
Projects committed but not utilized:		
Guarantees	593	765
Client risk management facilities	103	168
Total projects committed but not disbursed or utilized	5,252	4,388
Total projects approved but not disbursed or utilized	$ 7,669	$ 7,259

NOTE G – RESOURCE MOBILIZATION

Loan participations arranged to be placed with Participants in respect of loans approved by the Board of Directors, loan participations signed as commitments for which disbursement has not yet been made and loan participations disbursed and outstanding and serviced by the Corporation for the Participants are as follows (US$ millions):

	June 30, 2004	June 30, 2003
Loan participations arranged to be placed with Participants approved but not committed	$ 2,175	$ 2,517
Loan participations signed as commitments but not disbursed	455	472
Loan participations arranged to be placed with Participants approved but not disbursed	$ 2,630	$ 2,989
Loan participations disbursed and outstanding which are serviced by the Corporation	$ 5,060	$ 6,130

During the year ended June 30, 2004 the Corporation called and disbursed $964 million ($1,509 million - year ended June 30, 2003) of Participants' funds. The Corporation also sold $58 million ($15 million - year ended June 30, 2003) of its loans to Participants.

In July 1995, the Corporation securitized and sold variable rate US dollar loan participations to a trust (the Trust). Concurrently, the Corporation provided a $20 million liquidity facility to the Trust and acquired $20 million of the Trust's Class C certificates. In January 2002, the Corporation exercised an option to reacquire the remaining outstanding loan participations owned by the Trust for $37 million, and the Trust was dissolved. As a result of the dissolution the Corporation recorded income of $15 million, included in interest and financial fees from loans in the income statement for the year ended June 30, 2002. Reserves against losses of $11 million were established on the reacquired

NOTES TO FINANCIAL STATEMENTS

loans, included in provision for losses on loans, equity investments and guarantees for the year ended June 30, 2002.

NOTE H – RECEIVABLES AND OTHER ASSETS

Receivables and other assets are summarized below (US$ millions):

	June 30, 2004	June 30, 2003
Receivables from sales of securities	$ 813	$ 1,889
Accrued interest income on time deposits and securities	665	431
Accrued income on derivative instruments	317	325
Accrued interest income on loans	94	99
Receivable from IBRD representing prepaid pension and other postretirement benefit costs	290	277
Headquarters building:		
Land	89	89
Building	184	184
Less: Building depreciation	(33)	(29)
Headquarters building, net	240	244
Deferred charges and other assets	174	163
Total receivables and other assets	**$ 2,593**	**$ 3,428**

NOTE I – BORROWINGS

Market borrowings and associated derivatives

The Corporation's borrowings outstanding from market sources and currency and interest rate swaps, net of unamortized issue premiums and discounts, are summarized below:

	June 30, 2004							
	Market borrowings		Currency swaps payable (receivable)		Interest rate swaps notional principal payable (receivable)		Net currency obligation	
	Amount (US $ millions)	Weighted average cost (%)	Amount (US $ millions)	Weighted average cost (%)	Notional amount (US $ millions)	Weighted average cost (%)	Amount (US $ millions)	Weighted average cost (%)
US dollar	$ 7,696	4.6	$ 8,571	0.4	$ 6,935	1.3	$ 15,950	1.0
					(7,253)	(4.4)	-	-
Japanese yen	4,984	4.1	(4,984)	(4.1)	-	-	-	-
Pound sterling	1,718	5.4	(1,718)	(5.4)	-	-	-	-
Hong Kong dollar	743	6.0	(743)	(6.0)	-	-	-	-
Euro	680	6.1	(680)	(6.1)	-	-	-	-
Australian dollar	535	4.8	(535)	(4.8)	-	-	-	-
South African rand	486	13.8	(486)	(13.8)	-	-	-	-
Canadian dollar	297	1.0	(297)	(1.0)	-	-	-	-
Colombian peso	230	12.5	(230)	(12.5)	-	-	-	-
New Zealand dollar	223	5.0	(223)	(5.0)	-	-	-	-
Swiss franc	80	2.5	(80)	(0.3)	80	0.3	-	-
					(80)	(2.5)	-	-
Singapore dollar	58	4.3	(58)	(4.3)	-	-	-	-
Hungarian Forints	48	9.0	(48)	(9.0)	-	-	-	-
Peruvian Soles Nuevos	14	7.3	(14)	(7.3)	-	-	-	-
Principal at face value	**17,792**		$ (1,525)		$ (318)		$ 15,950	
Less: Unamortized discounts, net	(701)							
Total market borrowings	**17,091**							
Fair value adjustments	(934)							
Carrying value of market borrowings	$ 16,157							

NOTES TO FINANCIAL STATEMENTS

	June 30, 2003							
	Market borrowings		Currency swaps payable (receivable)		Interest rate swaps notional principal payable (receivable)		Net currency obligation	
	Amount (US $ millions)	Weighted average cost (%)	Amount (US $ millions)	Weighted average cost (%)	*Notional* amount (US $ millions)	Weighted average cost (%)	Amount (US $ millions)	Weighted average cost (%)
US dollar	$ 7,512	5.1	$ 8,614	0.3	$ 6,705	1.1	$ 15,889	0.9
					(6,942)	(4.7)	-	-
Japanese yen	3,812	4.7	(3,812)	(4.7)	-	-	-	-
Pound sterling	2,349	5.7	(2,349)	(5.5)	250	3.8	-	-
					(250)	(5.8)	-	-
Euro	1,052	5.7	(1,052)	(5.7)	-	-	-	-
Hong Kong dollar	872	6.6	(872)	(6.6)	-	-	-	-
South African rand	398	13.8	(398)	(13.8)	-	-	-	-
Canadian dollar	295	1.0	(295)	(1.0)	-	-	-	-
Australian dollar	278	4.7	(278)	(4.7)	-	-	-	-
New Zealand dollar	204	5.0	(204)	(5.0)	-	-	-	-
Colombian peso	125	13.7	(125)	(13.7)	-	-	-	-
Swiss franc	74	2.7	(74)	0.1	74	0.1	-	-
					(74)	(2.7)	-	-
Singapore dollar	57	4.3	(57)	(4.3)	-	-	-	-
Principal at face value	**17,028**		$ (902)		$ (237)		$ 15,889	
Less: Unamortized discounts, net	(595)							
Total market borrowings	**16,433**							
Fair value adjustments	748							
Carrying value of market borrowings	$ 17,181							

The weighted average cost of the Corporation's borrowings outstanding from market sources after currency and interest rate swap transactions was 1.0% at June 30, 2004 (0.9% - June 30, 2003). The weighted average remaining maturity of the Corporation's borrowings from market sources was 11.9 years at June 30, 2004 (10.5 years - June 30, 2003).

Net fair value adjustments to the carrying value of market borrowings comprises $(934) million ($748 million - June 30, 2003) representing adjustments to the carrying value of transactions in designated fair value hedging relationships.

The net nominal amount receivable from currency swaps of $1,525 million and the net notional amount receivable from interest rate swaps of $318 million at June 30, 2004 ($902 million and $237 million - June 30, 2003), shown in the above table, are represented by currency and interest rate swap assets at fair value of $951 million and currency and interest rate swap liabilities at fair value of $637 million ($1,590 million and $166 million - June 30, 2003), included in derivative assets and derivative liabilities, respectively, on the balance sheet.

Borrowings from IBRD

Borrowings outstanding from IBRD are summarized below:

	June 30, 2004		June 30, 2003	
	Principal amount (US$ millions)	Weighted average cost (%)	Principal amount (US$ millions)	Weighted average cost (%)
US dollar	$ 77	6.4	$ 102	6.4
Euro	7	8.4	15	8.0
Other currencies	13	6.2	17	6.1
Total borrowings outstanding from IBRD	$ 97		$ 134	

The weighted average remaining maturity of borrowings from IBRD was 2.9 years at June 30, 2004 (3.7 years - June 30, 2003). There were no undrawn balances on committed borrowings from IBRD at June 30, 2004 ($nil - June 30, 2003). Charges on borrowings for the year ended June 30, 2004 includes $8 million ($10 million - year ended June 30, 2003; $12 million - year ended June 30, 2002) in respect of IBRD borrowings.

NOTES TO FINANCIAL STATEMENTS

Maturity of borrowings

The principal amounts repayable on borrowings outstanding in all currencies, gross of any premiums or discounts, during the years ending June 30, 2005 through June 30, 2009 and thereafter are summarized below (US$ millions):

	2005	2006	2007	2008	2009	Thereafter	Total
Borrowings from market sources	$ 1,968	$ 1,471	$ 1,848	$ 1,602	$ 1,210	$ 9,693	$ 17,792
Borrowings from IBRD	42	24	18	9	3	1	97
Total borrowings, gross	$ 2,010	$ 1,495	$ 1,866	$ 1,611	$ 1,213	$ 9,694	17,889
Less: Unamortized discounts, net							(701)
Fair value adjustments							(934)
Carrying value of borrowings							$ 16,254

After the effect of interest rate and currency swaps, the Corporation's borrowings generally reprice within one year.

NOTE J – PAYABLES AND OTHER LIABILITIES

Payables and other liabilities are summarized below (US$ millions):

	June 30, 2004	June 30, 2003
Accrued charges on borrowings	$ 269	$ 285
Accrued charges on derivative instruments	205	192
Payables for purchases of securities	1,735	2,388
Accounts payable, accrued expenses and other liabilities	191	212
Deferred income	47	45
Total payables and other liabilities	$ 2,447	$ 3,122

NOTE K – CAPITAL TRANSACTIONS

The Corporation's authorized share capital was increased to $2,450 million through two capital increases in 1992. The subscription and payment period for shares then allocated ended on August 1, 1999, but the Corporation has agreed to defer the payment date for certain member countries beyond this date. Pursuant to these arrangements, $1 million of subscribed shares remained unpaid at June 30, 2004 ($2 million - June 30, 2003).

During the year ended June 30, 2004, 720 shares were subscribed by member countries at a par value of $1,000 each (nil - year ended June 30, 2001). $1 million was paid in on account of pending subscriptions in the year ended June 30, 2004 ($nil million - year ended June 30, 2003).

On [August 3, 2004] the Board of Directors approved the designation of $225 million of the Corporation's retained earnings for the purposes of the funding mechanism for technical assistance and advisory services.

NOTE L – OTHER INCOME

Other income for the year ended June 30, 2004, predominantly comprises $16 million of fees collected from clients for expenses incurred by the Corporation on their behalf, included in administrative expenses ($15 million - year ended June 30, 2003; $18 million - year ended June 30, 2002).

NOTE M – CONTRIBUTIONS TO SPECIAL PROGRAMS

From time to time, the Board of Directors approves recommendations under which the Corporation contributes to special programs, comprising the Corporation's Global Small and Medium Enterprise Capacity Building Facility, Technical Assistance Fund and Foreign Investment Advisory Service and other donor-funded operations. During the year ended June 30, 2004, the Corporation contributed a total of $29 million to these facilities ($28 million - year ended June 30, 2003; $22 million - year ended June 30, 2002), of which the largest amounts were attributable to the Global SME Capacity Building facility and the Private Enterprise Partnership.

NOTES TO FINANCIAL STATEMENTS

NOTE N – NET GAINS (LOSSES) ON OTHER FINANCIAL INSTRUMENTS

Other unrealized gains on financial instruments for the year ended June 30, 2004 comprises (US$ millions):

	2004	2003	2002
Difference between change in fair value of derivative instruments designated as a fair value hedge and change in fair value of hedged items attributable to risks being hedged	$ 65	$ (32)	$ 81
Change in fair value of derivative instruments, other than those associated with liquid asset investments, not designated as a hedge	(54)	(6)	(31)
Amortization of difference between fair value and carrying value of hedged items at July 1, 2000 not designated for hedge accounting under SFAS No. 133	(2)	(5)	(2)
Release from accumulated other comprehensive income of transition gain on cash flow-like hedges	2	2	6
Net gains (losses) on other financial instruments	$ 11	$ (41)	$ 54

Of the total other unrealized gains and losses on financial instruments, unrealized losses of $26 million ($nil million - year ended June 30, 2003; gains $72 million – year ended June 30, 2002) are attributable to borrowings and related derivatives transactions, unrealized gains of $36 million (losses $40 million - year ended June 30, 2003; losses $19 million – year ended June 30, 2002) are attributable to loans and related derivatives transactions and unrealized gains of $1 million (losses $1 million - year ended June 30, 2003; gains $1 million - year ended June 30, 2002) are attributable to client risk management activities.

Upon the adoption of SFAS No. 133 on July 1, 2000, the Corporation recorded a gain of $14 million to accumulated other comprehensive income to adjust the book value to fair value of cross-currency interest rate swaps in cash flow-like hedges. The Corporation elected not to seek hedge accounting for these transactions under SFAS No.133 and, accordingly, records the cross-currency interest rate swaps at fair value, with the change in fair value included in earnings. The gain recorded in accumulated other comprehensive income upon adoption of SFAS No.133 is released into earnings over the remaining original hedge term. The amounts released for the years ended June 30, 2004 and June 30, 2003 are shown above; the expected release for the year ending June 30, 2005 is $nil million.

NOTE O – DERIVATIVE AND OTHER FINANCIAL INSTRUMENTS

Many of the Corporation's financial instruments are not actively traded in any market. Accordingly, estimates and present value calculations of future cash flows are used to estimate the fair values. Determining future cash flows for fair value estimation is subjective and imprecise, and minor changes in assumptions or methodologies may materially affect the estimated values. The excess or deficit resulting from the difference between the carrying amounts and the fair values presented does not necessarily reflect the realizable values, since the Corporation generally holds loans, borrowings and other financial instruments to maturity with the aim of realizing their recorded values.

The estimated fair values reflect the interest rate environments as of June 30, 2004 and June 30, 2003. In different interest rate environments, the fair value of the Corporation's financial assets and liabilities could differ significantly, especially the fair value of certain fixed rate financial instruments. Reasonable comparability of fair values among financial institutions is not likely, because of the wide range of permitted valuation techniques and numerous estimates that must be made in the absence of secondary market prices. This lack of objective pricing standards introduces a greater degree of subjectivity and volatility to these derived or estimated fair values. Therefore, while disclosure of estimated fair values of financial instruments is required, readers are cautioned in using these data for purposes of evaluating the financial condition of the Corporation. The fair values of the individual financial instruments do not represent the fair value of the Corporation taken as a whole.

The methodologies used and key assumptions made to estimate fair values as of June 30, 2004 and June 30, 2003 are summarized below.

Liquid assets - The estimated fair value of time deposits and the trading securities portfolio are based on quoted market prices and the present value of estimated future cash flows using appropriate discount rates.

Derivative instruments - Fair values for covered forwards were derived by using quoted market forward exchange rates. Fair values for other derivative instruments were derived by determining the present value of estimated future cash flows using appropriate discount rates.

Loans and loan commitments - The Corporation generally has not sold its loans from the portfolio, and there is no comparable secondary market. Fair values for fixed rate loans and loan commitments were determined using a discounted cash flow model based on a discount rate comprising the fixed rate loan spread plus the year-end estimated cost of funds. Since rates on variable rate loans and loan commitments are generally reset on a quarterly or semiannual basis, the carrying value adjusted for credit risk was determined to be the best estimate of fair value. The Corporation also holds options to convert loans into equity of certain of its investee companies. Fair values of these conversion options are based on quoted market prices or other calculated values of the underlying equity investment.

Equity investments - Fair values were determined using market prices where available, put option prices, book values or cost, certain of which were discounted based upon management's estimate of net realizable value. Where market prices were not available or alternate valuation techniques were not practical, cost was determined to be the best estimate of fair value.

Borrowings - Fair values were derived by determining the present value of estimated future cash flows using appropriate discount rates.

Estimated fair values of the Corporation's financial assets and liabilities and off-balance sheet financial instruments are summarized below

NOTES TO FINANCIAL STATEMENTS

(US$ millions). The Corporation's credit exposure is represented by the estimated fair values of its financial assets.

	June 30, 2004			June 30, 2003
	Carrying amount	Fair value adjustments	Fair value	Fair value
Financial assets				
Due from banks, time deposits, securities and securities purchased under resale agreements	$ 18,397	$ -	$ 18,397	$ 17,004
Loans	9,753	469	10,222	9,656
Equity investments	2,559	1,285	3,844	4,561
Total loans and equity investments	12,312	1,754	14,066	14,217
Reserve against losses	(2,033)	-	(2,033)	(2,625)
Net loans and equity investments	10,279	1,754	12,033	11,592
Derivative assets:				
Liquid asset portfolio-related	93	-	93	64
Loans-related	15	-	15	12
Borrowings-related	951	-	951	1,590
Client risk management-related	33	-	33	68
Total derivative assets	1,092	-	1,092	1,734
Nonfinancial assets	2,593		2,593	3,428
Total assets	$ 32,361	$ 1,754	$ 34,115	$ 33,758
Financial liabilities				
Securities sold under repurchase agreements and payable for cash collateral received	$ 4,329	$ -	$ 4,329	$ 3,053
Market and IBRD borrowings outstanding	16,254	4	16,258	17,307
Derivative liabilities:				
Liquid asset portfolio-related	716	-	716	874
Loans-related	162	-	162	154
Borrowings-related	637	-	637	166
Client risk management-related	34	-	34	70
Total derivative liabilities	1,549	-	1,549	1,264
Nonfinancial liabilities	2,447	-	2,447	3,122
Total liabilities	$ 24,579	$ 4	$ 24,583	$ 24,746

	June 30, 2004			June 30, 2003
	Carrying amount	Fair value adjustments	Fair value	Fair value
Off-balance sheet financial instruments				
Loan commitments	$ 3,521	$ 9	$ 3,530	$ 2,712

NOTE P – CURRENCY POSITION

The Corporation conducts its operations for its loans, time deposits and securities and borrowings in multiple currencies. The Corporation's policy is to minimize the level of currency risk by closely matching the currency of its assets (other than equity investments and quasi-equity investments) and liabilities by using hedging instruments. The Corporation's equity investments in enterprises located in its developing member countries are typically made in the local currency of the country. As a matter of policy, the Corporation carries the currency risk of equity investments and quasi-equity investments and funds these investments from its capital and retained earnings.

NOTES TO FINANCIAL STATEMENTS

The following table summarizes the Corporation's exposure in major currencies at June 30, 2004 and June 30, 2003 (US$ millions):

	June 30, 2004					
	US dollar	Euro	Japanese yen	Other currencies	Fair value adjustments	Total
Assets						
Cash and cash equivalents	$ 11,859	$ 2,831	$ 455	$ 158	$ -	$ 15,303
Securities purchased under resale agreements	2,916	178	-	-	-	3,094
Loans disbursed and outstanding	8,286	984	26	444	13	9,753
Equity investments disbursed and outstanding	-	-	-	2,557	2	2,559
Total investments	8,286	984	26	3,001	15	12,312
Reserve against losses	(1,779)	(183)	(4)	(67)	-	(2,033)
Net investments	6,507	801	22	2,934	15	10,279
Derivative assets	2,346	1,800	5,411	4,237	(12,702)	1,092
Receivables and other assets	2,260	121	116	96	-	2,593
Total assets	$ 25,888	$ 5,731	$ 6,004	$ 7,425	$ (12,687)	$ 32,361
Liabilities						
Securities sold under repurchase agreements and payable for cash collateral received	$ 3,126	$ 1,203	$ -	$ -	$ -	$ 4,329
Borrowings	7,457	677	4,993	4,061	(934)	16,254
Derivative liabilities	8,232	3,598	902	697	(11,880)	1,549
Payables and other liabilities	2,127	115	107	98	-	2,447
Total liabilities	$ 20,942	$ 5,593	$ 6,002	$ 4,856	$ (12,814)	$ 24,579

	June 30, 2003					
	US dollar	Euro	Japanese yen	Other currencies	Fair value adjustments	Total
Assets						
Cash and cash equivalents	$ 9,142	$ 2,695	$ 1,009	$ 112	$ -	$ 12,958
Securities purchased under resale agreements	4,046	-	-	-	-	4,046
Loans disbursed and outstanding	7,977	907	27	318	13	9,242
Equity investments disbursed and outstanding	-	-	-	2,760	-	2,760
Total investments	7,977	907	27	3,078	13	12,002
Reserve against losses	(2,398)	(185)	(4)	(38)	-	(2,625)
Net investments	5,579	722	23	3,040	13	9,377
Derivative assets	3,810	1,409	4,148	4,418	(12,051)	1,734
Receivables and other assets	3,082	198	87	61	-	3,428
Total assets	$ 25,659	$ 5,024	$ 5,267	$ 7,631	$ (12,038)	$ 31,543
Liabilities						
Securities sold under repurchase agreements and payable for cash collateral received	$ 2,675	$ 378	$ -	$ -	$ -	$ 3,053
Borrowings	7,369	1,048	3,821	4,329	748	17,315
Derivative liabilities	9,054	3,308	1,373	436	(12,907)	1,264
Payables and other liabilities	2,756	176	79	111	-	3,122
Total liabilities	$ 21,854	$ 4,910	$ 5,273	$ 4,876	$ (12,159)	$ 24,754

NOTE Q – SEGMENT REPORTING

For management purposes, the Corporation's business comprises two segments: client services and treasury services. The client services segment consists primarily of lending and equity investment activities. Operationally, the treasury services segment consists of the borrowing, liquid asset management, asset and liability management and client risk management activities. Consistent with internal reporting, net income (expense) from asset and liability management and client risk management activities in support of client services are allocated to client services segment.

The assessment of segment performance by senior management includes net income for each segment, return on assets, and return on capital employed. The Corporation's management reporting system and policies are used to determine revenues and expenses attributable to each segment. Consistent with internal reporting, administrative expenses are allocated to each segment based largely upon personnel costs and segment head counts. Transactions between segments are immaterial and, thus, are not a factor in reconciling to the consolidated data.

The accounting policies of the Corporation's segments are, in all material respects, consistent with those described in note A, "Summary of Significant Accounting and Related Policies."

NOTES TO FINANCIAL STATEMENTS

An analysis of the Corporation's major components of income and expense by business segment for the years ended June 30, 2004, 2003 and 2002 is given below (US$ millions):

	2004			2003			2002		
	Client services	Treasury services	Total	Client services	Treasury services	Total	Client services	Treasury services	Total
Interest income	$ 518	$ 278	$ 796	$ 477	$ 318	$ 795	$ 547	$ 493	$ 1,040
Charges on borrowings	(41)	(100)	(141)	(79)	(147)	(226)	(151)	(287)	(438)
Net gains (losses) on trading activities	-	(104)	(104)	-	157	157	-	31	31
Income from equity investments	584	-	584	195	-	195	428	-	428
Release of (provision for) losses	177	-	177	(98)	-	(98)	(657)	-	(657)
Service fees	41	-	41	51	-	51	40	-	40
Administrative expenses	(354)	(6)	(360)	(326)	(6)	(332)	(321)	(6)	(327)
Other noninterest income (expense)	(14)	3	(11)	(14)	-	(14)	44	-	44
Operating income (loss)	**911**	**71**	**982**	**206**	**322**	**528**	**(70)**	**231**	**161**
Net gains (losses) on other financial instruments	37	(26)	11	(41)	-	(41)	(18)	72	54
Net income (loss)	**$ 948**	**$ 45**	**$ 993**	**$ 165**	**$ 322**	**$ 487**	**$ (88)**	**$ 303**	**$ 215**

Geographical segment data in respect of client services are disclosed in Note C, and are not relevant in respect of treasury services.

NOTE R – PENSION AND OTHER POSTRETIREMENT BENEFITS

IBRD has a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of its staff members as well as the staff of the Corporation and of MIGA.

The SRP provides regular pension benefits and includes a cash balance plan. The RSBP provides certain health and life insurance benefits to eligible retirees. The PEBP provides pension benefits administered outside the SRP. All costs associated with these plans are allocated between IBRD, the Corporation, and MIGA based upon their employees' respective participation in the plans. In addition, the Corporation and MIGA reimburse IBRD for their share of any contributions made to these plans by IBRD.

Net cost from the SRP allocated to the Corporation for the year ended June 30, 2004 was $12 million ($15 million - year ended June 30, 2003; $36 million - year ended June 30, 2002). The portion of the cost for the RSBP and the PEBP attributable to the Corporation for the fiscal year ended June 30, 2004 was $7 million ($9 million - year ended June 30, 2003; $5 million - year ended June 30, 2002).

In addition, at June 30, 2004 $290 million was receivable by the Corporation from IBRD ($277 million - June 30, 2003), representing the accumulated excess of its contributions to pension and other postretirement benefit assets over its allocated net periodic pension and other postretirement benefit cost.

NOTE S – SERVICE AND SUPPORT PAYMENTS

The Corporation obtains certain administrative and overhead services from IBRD in those areas where common services can be efficiently provided by IBRD. This includes shared costs of the Boards of Governors and Directors, and other services such as communications, internal auditing, administrative support, supplies and insurance. Payments for these services are made by the Corporation to IBRD based on negotiated fees, chargebacks and allocated charges, where chargeback is not feasible. Expenses allocated to the Corporation for the year ended June 30, 2004, were $21 million ($19 million - year ended June 30, 2003; $19 million - year ended June 30, 2002).

NOTE T – REORGANIZATION COSTS

In the year ended June 30, 2002, the Corporation undertook a major internal reorganization planning exercise designed to sharpen the focus on the needs of the Corporation's clients, strengthen developmental impact, increase the volume of high quality assets, and provide counter-cyclical support in countries affected by volatility in capital flows. The plan involved staff reductions, field office closings and reorganizations, and a headquarters reorganization which was substantially concluded during the year ending June 30, 2003. The Corporation originally charged $13 million associated with the reorganization, included in administrative expenses in the income statement for the year ended June 30, 2002. Actual expenses paid during the years ended June 30, 2004, June 30, 2003 and June 30, 2002 totaled $10 million.

NOTES TO FINANCIAL STATEMENTS

NOTE U – TRUST FUNDS

The Corporation uses the services of IBRD to administer funds on behalf of donors which are restricted for specific uses, including technical assistance, feasibility studies and project preparation, global and regional programs and research and training programs. These funds are placed in trust and are not included in the Corporation's assets. The responsibilities of the Corporation are to arrange for services generally not otherwise provided by it, including full project implementation and procurement of goods and services. The distribution of Trust Fund assets by executing agent is as follows (US$ millions):

	June 30, 2004		June 30, 2003	
	Total fiduciary assets	Number of active funds	Total fiduciary assets	Number of active funds
Executed by the Corporation	$ 232	578	$ 167	592
Executed by the recipient	1	1	-	2
Total	$ 233	579	$ 167	594

NOTE V – CONTINGENCIES

In the normal course of its business, the Corporation is from time to time named as a defendant or co-defendant in various legal actions on different grounds in various jurisdictions. Although there can be no assurances, based on the information currently available, the Corporation's Management does not believe the outcome of any of the various existing legal actions will have a material adverse effect on the Corporation's financial condition or results of operations.

REPORT OF INDEPENDENT ACCOUNTANTS

Deloitte.

Deloitte & Touche LLP
Suite 500
555 12th Street NW
Washington, DC 20004-1207
USA

Tel: +1 202 879 5600
Fax: +1 202 879 5309
www.deloitte.com

President and Board of Governors
International Finance Corporation

We have audited the accompanying balance sheets of the International Finance Corporation, as of June 30, 2004 and 2003, including the statements of capital stock and voting power as of June 30, 2004, and the related statements of income, comprehensive income, changes in capital, and cash flows for each of the three fiscal years in the period ended June 30, 2004. These financial statements are the responsibility of the International Finance Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the International Finance Corporation as of June 30, 2004 and 2003, and the results of its operations and its cash flows for each of the three fiscal years in the period ended June 30, 2004 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

August 3, 2004

INTERNATIONAL FINANCE CORPORATION

RECEIVED 2004 AUG 17 A 8:24 OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reporting to SEC on New and Matured Borrowings

External Id	Currency Code	Notional Currency Amt	Notional USDAmt	InterestR	SettleDate/ Maturity Date
For the Quarter Ending	**30-Jun-04**				
New Market Borrowings					
04_101XXXX	AUD	100,000,000.00	69,105,000.00	5.75	15-Jun-04
	AUD Total	**100,000,000.00**	**69,105,000.00**		
05_01XXXXX	COP	269,000,000,000.00	99,261,992.62	10.99	24-Jun-04
	COP Total	**269,000,000,000.00**	**99,261,992.62**		
04_96XXXXX	HKD	260,000,000.00	33,376,980.15	0.00	07-Apr-04
04_99XXXXX	HKD	195,000,000.00	25,004,007.05	0.00	20-Apr-04
	HKD Total	**455,000,000.00**	**58,380,987.20**		
04_102XXXX	HUF	10,000,000,000.00	48,744,823.24	9.00	01-Jun-04
	HUF Total	**10,000,000,000.00**	**48,744,823.24**		
04_103XXXX	JPY	1,500,000,000.00	13,920,467.73	6.20	28-Jun-04
04_93XXXXX	JPY	1,000,000,000.00	9,588,647.96	0.00	06-Apr-04
04_94XXXXX	JPY	1,200,000,000.00	11,284,028.40	5.00	13-Apr-04
04_95XXXXX	JPY	1,300,000,000.00	12,224,364.10	0.00	13-Apr-04
04_97XXXXX	JPY	2,000,000,000.00	18,437,427.98	3.20	20-Apr-04
04_98XXXXX	JPY	1,100,000,000.00	10,203,608.37	0.00	22-Apr-04
	JPY Total	**8,100,000,000.00**	**75,658,544.54**		
05_02XXXXX	PEN	50,000,000.00	14,347,202.50	7.33	28-Jun-04
	PEN Total	**50,000,000.00**	**14,347,202.50**		
04_100XXXX	USD	1,000,000,000.00	1,000,000,000.00	3.75	28-Apr-04
	USD Total	**1,000,000,000.00**	**1,000,000,000.00**		
Total New Market Borrowings			**1,365,498,550.10**		
Matured Market Borrowings					
94_14XXXXX	EUR	27,862,849.71	32,926,922.64	8.63	13-May-04
99_16_B21X	EUR	333,000.00	404,395.20	0.00	10-May-04
99_16YYYYY	EUR	5,299,000.00	6,382,380.55	0.00	25-May-04
	EUR Total	**33,494,849.71**	**39,713,698.39**		
01_23XXXXX	GBP	50,000,000.00	91,880,000.00	5.75	08-Jun-04
02_04XXXXX	GBP	23,000,000.00	40,651,350.00	4.55	19-May-04
99_31XXXXX	GBP	150,000,000.00	275,640,000.00	5.75	08-Jun-04
	GBP Total	**223,000,000.00**	**408,171,350.00**		
99_32XXXXX	HKD	500,000,000.00	64,106,673.50	7.75	23-Jun-04
	HKD Total	**500,000,000.00**	**64,106,673.50**		
02_01_B1XX	JPY	1,000,000,000.00	8,748,523.69	5.00	17-May-04
	JPY Total	**1,000,000,000.00**	**8,748,523.69**		
04_10_B1XX	USD	10,000,000.00	10,000,000.00	1.00	04-Jun-04
	USD Total	**10,000,000.00**	**10,000,000.00**		
Total Mature Market Borrowings			**530,740,245.58**		

External Id	Currency Code	Notional Currency Amt	Notional USDAmt	InterestR	SettleDate/ Maturity Date

For the Quarter Ending 30-Jun-04

Matured IBRD Borrowings

External Id	Currency Code	Notional Currency Amt	Notional USDAmt	InterestR	SettleDate/ Maturity Date
002989_14X	CHF	800,000.00	618,046.97	5.63	15-Apr-04
002989_18X	CHF	1,092,103.00	843,192.56	5.87	03-May-04
	CHF Total	**1,892,103.00**	**1,461,239.53**		
003118_14X	EUR	175,756.59	209,809.43	8.83	03-May-04
003785_01X	EUR	999,399.50	1,193,033.16	8.08	03-May-04
	EUR Total	**1,175,156.09**	**1,402,842.59**		
003512_05X	GBP	13,338.00	24,469.23	7.50	01-Jun-04
	GBP Total	**13,338.00**	**24,469.23**		
003118_13X	JPY	31,250,000.00	283,678.29	6.93	06-May-04
	JPY Total	**31,250,000.00**	**283,678.29**		
002989_15X	USD	500,000.00	500,000.00	9.72	15-Apr-04
003245_07X	USD	2,380,952.00	2,380,952.00	8.45	15-Jun-04
003638_04X	USD	5,000,000.00	5,000,000.00	5.37	17-May-04
003638_05X	USD	1,666,666.00	1,666,666.00	5.79	17-May-04
004210_05X	USD	357,140.00	357,140.00	5.56	15-Jun-04
004210_07X	USD	317,000.00	317,000.00	5.72	15-Jun-04
004210_10X	USD	99,999.00	99,999.00	5.68	17-May-04
	USD Total	**10,321,757.00**	**10,321,757.00**		
Total Matured IBRD Borrowings			**13,493,986.64**		

External Id	Currency Code	Notional Currency Amt	Notional USDAmt	InterestR	SettleDate/ Maturity Date

For the Quarter Ending 31-Mar-04

New Market Borrowings

04_83XXXXX	JPY	3,000,000,000.00	28,128,076.51	3.50	13-Jan-04
04_84XXXXX	JPY	1,000,000,000.00	9,418,413.00	0.00	16-Jan-04
04_86XXXXX	JPY	1,200,000,000.00	11,390,062.17	3.50	17-Feb-04
04_87YYYYY	JPY	5,100,000,000.00	47,263,796.86	3.80	24-Feb-04
04_88XXXXX	JPY	1,000,000,000.00	9,228,070.94	3.96	26-Feb-04
04_89XXXXX	JPY	1,000,000,000.00	9,044,044.50	3.70	08-Mar-04
04_90XXXXX	JPY	1,100,000,000.00	10,156,971.38	4.50	19-Mar-04
04_91XXXXX	JPY	1,000,000,000.00	8,997,255.84	3.50	09-Mar-04
	JPY Total	**14,400,000,000.00**	**133,626,691.20**		
04_85XXXXX	USD	100,000,000.00	100,000,000.00	1.00	09-Feb-04
04_92XXXXX	USD	11,000,000.00	11,000,000.00	1.70	15-Mar-04
	USD Total	**111,000,000.00**	**111,000,000.00**		
Total New Market Borrowings			**244,626,691.20**		

Matured Market Borrowings

99_16_B20X	EUR	407,000.00	509,584.35	0.00	10-Feb-04
99_22_B3XX	EUR	105,905,000.00	133,149,061.25	0.00	05-Feb-04
	EUR Total	**106,312,000.00**	**133,658,645.60**		
01_31_B1XX	JPY	1,000,000,000.00	9,366,365.38	3.68	25-Mar-04
01_46_B1XX	JPY	1,200,000,000.00	11,243,851.02	4.91	22-Mar-04
01_61_B1XX	JPY	2,100,000,000.00	18,977,904.30	8.00	15-Mar-04
01_70_B1XX	JPY	1,500,000,000.00	13,674,278.68	3.00	01-Mar-04
98_16_B2XX	JPY	1,700,000,000.00	16,128,267.16	3.00	06-Feb-04
	JPY Total	**7,500,000,000.00**	**69,390,666.54**		
Total Mature Market Borrowings			**203,049,312.14**		

Matured IBRD Borrowings

003512_02X	EUR	1,757,565.84	2,237,381.32	6.89	15-Jan-04
003512_06X	EUR	236,744.79	303,423.96	6.61	16-Feb-04
	EUR Total	**1,994,310.63**	**2,540,805.28**		
003785_03X	USD	1,190,476.00	1,190,476.00	8.00	01-Mar-04
004210_02X	USD	335,000.00	335,000.00	6.12	15-Jan-04
004210_04X	USD	312,500.00	312,500.00	5.58	02-Jan-04
004210_06X	USD	222,000.00	222,000.00	5.58	15-Jan-04
	USD Total	2,059,976.00	2,059,976.00		
Total Matured IBRD Borrowings			**4,600,781.28**		

External Id	Currency Code	Notional Currency Amt	Notional USDAmt	InterestR	SettleDate/ Maturity Date

For the Quarter Ending 31-Dec-03

New Market Borrowings

04_78XXXXX	HKD	185,000,000.00	23,850,041.25	5.28	21-Nov-03
	HKDTotal	**185,000,000.00**	**23,850,041.25**		
04_56XXXXX	JPY	1,300,000,000.00	11,644,050.34	3.00	01-Oct-03
04_59XXXXX	JPY	1,700,000,000.00	15,289,832.26	4.50	06-Oct-03
04_60XXXXX	JPY	2,500,000,000.00	22,627,506.00	4.55	07-Oct-03
04_62XXXXX	JPY	1,000,000,000.00	9,229,775.25	5.00	14-Oct-03
04_63XXXXX	JPY	1,500,000,000.00	13,663,691.02	3.50	10-Oct-03
04_64XXXXX	JPY	1,000,000,000.00	9,229,775.25	3.00	14-Oct-03
04_65XXXXX	JPY	1,100,000,000.00	9,985,022.47	4.26	16-Oct-03
04_66XXXXX	JPY	1,000,000,000.00	9,229,775.25	3.60	14-Oct-03
04_67XXXXX	JPY	1,500,000,000.00	13,844,662.88	4.45	14-Oct-03
04_68XXXXX	JPY	1,000,000,000.00	9,229,775.25	0.00	14-Oct-03
04_69XXXXX	JPY	1,000,000,000.00	9,113,693.32	0.00	21-Oct-03
04_70XXXXX	JPY	1,600,000,000.00	14,509,181.59	4.00	23-Oct-03
04_71XXXXX	JPY	1,100,000,000.00	10,101,010.10	4.00	14-Nov-03
04_72XXXXX	JPY	1,200,000,000.00	11,109,053.88	4.00	18-Nov-03
04_73XXXXX	JPY	1,000,000,000.00	9,200,055.20	0.00	13-Nov-03
04_74XXXXX	JPY	1,200,000,000.00	11,082,379.02	3.00	17-Nov-03
04_75XXXXX	JPY	1,000,000,000.00	9,193,711.50	3.00	25-Nov-03
04_76XXXXX	JPY	1,000,000,000.00	9,170,525.93	5.00	20-Nov-03
04_77XXXXX	JPY	1,400,000,000.00	12,915,129.15	4.00	05-Dec-03
04_79XXXXX	JPY	1,200,000,000.00	11,083,402.60	0.00	08-Dec-03
04_80XXXXX	JPY	1,000,000,000.00	9,271,707.38	0.00	16-Dec-03
04_82XXXXX	JPY	1,100,000,000.00	10,226,850.13	4.25	18-Dec-03
	JPY Total	**27,400,000,000.00**	**250,950,565.77**		
04_81XXXXX	USD	22,000,000.00	22,000,000.00	4.07	08-Dec-03
	USD Total	**22,000,000.00**	**22,000,000.00**		
Total New Market Borrowings			**296,800,607.02**		

Matured Market Borrowings

99_16_B19X	EUR	564,000.00	646,090.20	0.00	10-Nov-03
	EUR Total	**564,000.00**	**646,090.20**		
01_03XXXXX	GBP	250,000,000.00	430,900,000.00	6.63	08-Dec-03
01_55XXXXX	GBP	27,000,000.00	45,017,100.00	5.35	13-Nov-03
	GBP Total	**277,000,000.00**	**475,917,100.00**		
01_49_B1XX	JPY	1,000,000,000.00	8,994,018.98	4.90	06-Oct-03
01_53_B1XX	JPY	2,500,000,000.00	22,926,314.82	5.00	20-Nov-03
03_88_B1XX	JPY	1,500,000,000.00	13,820,426.59	1.00	15-Oct-03
03_90_B1XX	JPY	1,000,000,000.00	9,093,802.57	1.00	22-Oct-03
	JPY Total	**6,000,000,000.00**	**54,834,562.96**		
01_48XXXXX	USD	22,423,632.00	22,423,632.00	5.00	02-Oct-03
99_14XXXXX	USD	1,000,000,000.00	1,000,000,000.00	5.00	25-Nov-03
99_15XXXXX	USD	17,100,000.00	17,100,000.00	4.61	18-Dec-03
	USD Total	**1,039,523,632.00**	**1,039,523,632.00**		
Total Mature Market Borrowings			**1,570,921,385.16**		

External Id	Currency Code	Notional Currency Amt	Notional USDAmt	InterestR	SettleDate/ Maturity Date

For the Quarter Ending 31-Dec-03

Matured IBRD Borrowings

External Id	Currency Code	Notional Currency Amt	Notional USDAmt	InterestR	SettleDate/ Maturity Date
002989_14X	CHF	800,000.00	603,659.69	5.63	15-Oct-03
002989_18X	CHF	1,092,103.00	824,384.22	5.87	03-Nov-03
	CHF Total	**1,892,103.00**	**1,428,043.91**		
003118_14X	EUR	175,756.58	205,819.74	8.83	03-Nov-03
003785_01X	EUR	941,996.66	1,103,125.18	8.08	03-Nov-03
	EUR Total	**1,117,753.24**	**1,308,944.92**		
003512_05X	GBP	113,333.00	194,196.10	7.50	01-Dec-03
	GBP Total	**113,333.00**	**194,196.10**		
003118_13X	JPY	31,250,000.00	286,631.51	6.93	04-Nov-03
	JPY Total	**31,250,000.00**	**286,631.51**		
002989_15X	USD	500,000.00	500,000.00	9.72	15-Oct-03
003245_07X	USD	2,380,952.00	2,380,952.00	8.45	15-Dec-03
003638_04X	USD	5,000,000.00	5,000,000.00	5.37	17-Nov-03
003638_05X	USD	1,666,666.00	1,666,666.00	5.79	17-Nov-03
004210_05X	USD	357,140.00	357,140.00	5.56	15-Dec-03
004210_07X	USD	317,000.00	317,000.00	5.72	15-Dec-03
004210_10X	USD	99,999.00	99,999.00	5.68	17-Nov-03
	USD Total	**10,321,757.00**	**10,321,757.00**		

Total Matured IBRD Borrowings 13,539,573.44

External Id	Currency Code	Notional Currency Amt	Notional USDAmt	InterestR	SettleDate/ Maturity Date

For the Quarter Ending 30-Sep-03

New Market Borrowings

04_34XXXXX	AUD	250,000,000.00	164,237,500.00	4.64	18-Aug-03
	AUD Total	**250,000,000.00**	**164,237,500.00**		
04_23XXXXX	EUR	25,000,000.00	28,703,750.00	0.50	29-Jul-03
	EUR Total	**25,000,000.00**	**28,703,750.00**		
04_25XXXXX	GBP	30,000,000.00	48,075,000.00	2.80	24-Jul-03
	GBP Total	**30,000,000.00**	**48,075,000.00**		
04_43XXXXX	HKD	200,000,000.00	25,643,820.16	5.53	28-Aug-03
04_48XXXXX	HKD	150,000,000.00	19,232,618.52	5.40	29-Aug-03
	HKD Total	**350,000,000.00**	**44,876,438.68**		
04_12XXXXX	JPY	1,000,000,000.00	8,353,172.12	2.50	01-Jul-03
04_13XXXXX	JPY	2,400,000,000.00	20,250,601.19	2.00	10-Jul-03
04_14XXXXX	JPY	2,000,000,000.00	16,936,952.20	2.00	08-Jul-03
04_15XXXXX	JPY	1,000,000,000.00	8,353,172.12	2.50	01-Jul-03
04_16XXXXX	JPY	3,600,000,000.00	30,404,121.45	3.30	07-Jul-03
04_17XXXXX	JPY	1,100,000,000.00	9,351,753.45	3.20	14-Jul-03
04_19XXXXX	JPY	1,200,000,000.00	10,098,459.98	3.00	28-Jul-03
04_20XXXXX	JPY	1,900,000,000.00	15,827,398.06	3.00	04-Aug-03
04_21XXXXX	JPY	1,400,000,000.00	11,750,388.18	4.20	22-Jul-03
04_22XXXXX	JPY	2,000,000,000.00	16,830,766.64	4.25	28-Jul-03
04_24XXXXX	JPY	3,100,000,000.00	25,719,737.82	4.00	05-Aug-03
04_26XXXXX	JPY	2,200,000,000.00	18,401,572.50	4.00	30-Jul-03
04_27XXXXX	JPY	1,000,000,000.00	8,296,689.62	3.00	05-Aug-03
04_28XXXXX	JPY	1,700,000,000.00	14,168,437.72	3.00	08-Aug-03
04_29XXXXX	JPY	2,200,000,000.00	18,403,111.80	4.00	31-Jul-03
04_30XXXXX	JPY	1,100,000,000.00	9,266,669.47	3.50	14-Aug-03
04_31XXXXX	JPY	1,000,000,000.00	8,424,244.98	3.00	14-Aug-03
04_32XXXXX	JPY	1,000,000,000.00	8,294,969.10	3.00	07-Aug-03
04_35XXXXX	JPY	1,000,000,000.00	8,388,206.18	4.00	19-Aug-03
04_36XXXXX	JPY	1,000,000,000.00	8,544,452.51	3.50	04-Sep-03
04_37XXXXX	JPY	5,000,000,000.00	41,856,766.15	2.00	18-Aug-03
04_38XXXXX	JPY	1,400,000,000.00	11,962,233.52	4.30	04-Sep-03
04_39XXXXX	JPY	3,000,000,000.00	25,633,357.54	3.00	04-Sep-03
04_40XXXXX	JPY	1,000,000,000.00	8,544,452.51	0.00	04-Sep-03
04_41XXXXX	JPY	1,600,000,000.00	13,691,011.00	3.00	10-Sep-03
04_42XXXXX	JPY	1,000,000,000.00	8,559,079.04	2.60	08-Sep-03
04_44XXXXX	JPY	1,000,000,000.00	8,556,881.87	2.70	10-Sep-03
04_45XXXXX	JPY	1,700,000,000.00	14,457,626.40	0.00	17-Sep-03
04_46XXXXX	JPY	2,000,000,000.00	17,190,253.13	3.20	18-Sep-03
04_47XXXXX	JPY	1,000,000,000.00	8,595,126.56	4.50	19-Sep-03
04_49XXXXX	JPY	1,000,000,000.00	8,556,881.87	4.50	10-Sep-03
04_50XXXXX	JPY	1,500,000,000.00	13,487,389.29	3.00	25-Sep-03
04_51XXXXX	JPY	1,000,000,000.00	8,955,357.54	3.50	24-Sep-03
04_52XXXXX	JPY	1,000,000,000.00	8,595,126.56	4.70	18-Sep-03
04_53XXXXX	JPY	2,600,000,000.00	23,378,141.44	5.00	25-Sep-03
04_54XXXXX	JPY	1,700,000,000.00	15,224,107.82	4.10	24-Sep-03
04_55XXXXX	JPY	8,000,000,000.00	71,752,096.51	2.50	26-Sep-03
04_57XXXXX	JPY	1,000,000,000.00	8,940,945.06	4.73	29-Sep-03
04_58XXXXX	JPY	1,000,000,000.00	8,940,945.06	4.53	29-Sep-03
04_61XXXXX	JPY	1,700,000,000.00	15,199,606.60	4.00	29-Sep-03
	JPY Total	**72,100,000,000.00**	**618,142,262.56**		
04_18XXXXX	USD	86,000,000.00	86,000,000.00	1.00	15-Jul-03
04_33XXXXX	USD	150,000,000.00	150,000,000.00	1.00	20-Aug-03
	USD Total	**236,000,000.00**	**236,000,000.00**		
Total New Market Borrowings			**1,140,034,951.24**		

External Id	Currency Code	Notional Currency Amt	Notional USDAmt	InterestR	SettleDate/ Maturity Date

For the Quarter Ending 30-Sep-03

Matured Market Borrowings

03_68_B1XX	EUR	100,000,000.00	110,820,000.00	4.13	22-Aug-03
98_36XXXXX	EUR	51,645,689.91	59,245,353.18	0.00	08-Jul-03
98_38_B3XX	EUR	31,609,744.51	35,793,294.20	0.00	15-Jul-03
99_02YYYYY	EUR	60,000,000.00	68,901,000.00	0.00	25-Sep-03
99_16_B18X	EUR	525,000.00	595,953.75	0.00	11-Aug-03
	EUR Total	**243,780,434.42**	**275,355,601.13**		
01_09XXXXX	HKD	1,500,000,000.00	192,350,847.95	7.95	02-Jul-03
	HKD Total	**1,500,000,000.00**	**192,350,847.95**		
01_56_B1XX	JPY	3,600,000,000.00	32,187,402.21	9.00	29-Sep-03
02_17_B1XX	JPY	1,000,000,000.00	8,493,651.00	4.00	16-Jul-03
02_29_B1XX	JPY	1,000,000,000.00	8,370,302.17	7.58	20-Aug-03
03_23_B1XX	JPY	1,500,000,000.00	12,668,383.94	0.00	07-Jul-03
03_30_B1XX	JPY	1,000,000,000.00	8,444,162.97	2.50	18-Jul-03
03_63_B1XX	JPY	1,000,000,000.00	8,509,551.97	0.05	28-Aug-03
03_65_B1XX	JPY	1,000,000,000.00	8,516,799.39	3.30	27-Aug-03
03_69_B1XX	JPY	1,600,000,000.00	13,691,011.00	4.50	10-Sep-03
96_06XXXXX	JPY	10,000,000,000.00	89,915,928.61	6.13	25-Sep-03
	JPY Total	**21,700,000,000.00**	**190,797,193.26**		
01_19_B1XX	USD	20,408,163.30	20,408,163.30	9.62	10-Jul-03
01_29_B1XX	USD	61,224,489.90	61,224,489.90	9.01	07-Aug-03
01_41_B1XX	USD	22,000,000.00	22,000,000.00	8.70	11-Sep-03
02_03_B6XX	USD	11,000,000.00	11,000,000.00	5.61	11-Jul-03
02_19_B1XX	USD	20,000,000.00	20,000,000.00	2.41	11-Jul-03
	USD Total	**134,632,653.20**	**134,632,653.20**		
Total Mature Market Borrowings			**793,136,295.54**		

Matured IBRD Borrowings

003118_04X	EUR	856,620.17	969,993.85	9.47	15-Jul-03
003512_02X	EUR	1,757,565.84	1,990,179.68	6.89	15-Jul-03
003512_06X	EUR	236,744.33	266,597.79	6.61	15-Aug-03
	EUR Total	**2,850,930.34**	**3,226,771.32**		
003118_03X	JPY	136,904,780.00	1,161,440.34	5.98	15-Jul-03
	JPY Total	**136,904,780.00**	**1,161,440.34**		
003785_03X	USD	1,190,476.00	1,190,476.00	8.00	02-Sep-03
004210_02X	USD	335,000.00	335,000.00	6.12	15-Jul-03
004210_04X	USD	312,500.00	312,500.00	5.58	01-Jul-03
004210_06X	USD	222,000.00	222,000.00	5.58	15-Jul-03
	USD Total	**2,059,976.00**	**2,059,976.00**		
Total Mature Market Borrowings			**6,448,187.66**		